Exhibit 99.27

Aphria Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2017 AND AUGUST 31, 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise noted)

Aphria Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

		August 31,	May 31,
	Note	2017	2017
ASSETS
Current assets
Cash and cash equivalents		$38,229,855	$79,910,415
Marketable securities	5	80,501,420	87,346,787
Accounts receivable		1,261,775	825,511
Other receivables	6	6,200,506	4,511,639
Inventory	7	5,968,503	3,886,607
Biological assets	8	3,434,505	1,362,749
Prepaid assets		2,198,743	1,059,624
Due from related parties	9	—	463,916
Note receivable	10	834,898	—
Land available for sale	11	3,160,426	—
Current portion of convertible notes receivable	13	2,507,200	—
		144,297,831	179,367,248
Capital assets	11	92,358,204	72,500,148
Intangible assets	12	1,739,451	1,891,237
Convertible notes receivable	13	8,424,974	1,360,548
Embedded derivatives	13	5,155,750	173,000
Interest in equity accounted investee	14	27,430,588	28,376,092
Long-term investments	15	50,502,630	27,787,578
Deferred tax asset	4	—	3,314,570
Goodwill		1,200,000	1,200,000
		331,109,428	315,970,421
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$4,647,009	$5,872,962
Income taxes payable	4	365,148	—
Deferred gain on sale of intellectual property		2,566,667	2,800,000
Current portion of promissory note payable	17	814,840	877,500
Current portion of long-term debt	18	776,523	765,224
		9,170,187	10,315,686
Long-term liabilities
Promissory note payable	17	135,807	365,625
Long-term debt	18	31,223,545	31,420,230
Deferred tax liability	4	86,634	—
		40,616,173	42,101,541
Shareholders’ equity
Share capital	19	274,800,753	274,316,548
Warrants	20	444,912	444,912
Share-based payment reserve	21	5,650,329	3,229,929
Accumulated other comprehensive loss		(1,320,398)	—
Retained earnings (deficit)		10,917,659	(4,122,509)
		290,493,255	273,868,880
		$331,109,428	$315,970,421

Nature of operations (Note 1)

Commitments (Note 30)

Subsequent events (Note 31)

Approved on behalf of the Board:

“John Cervini”	“Cole Cacciavillani”
Signed: Director	Signed: Director

The accompanying notes are an integral part of these consolidated financial statements

Aphria Inc.

Condensed Interim Consolidated Statements of Income and Comprehensive Income (Loss)

(Unaudited)

		For the three months ended
		August 31
	Note	2017	2016
Revenue		$6,120,359	$4,375,512

Production costs	7	1,346,162	1,053,916

Gross profit before fair value adjustments		4,774,197	3,321,596

Fair value adjustment on sale of inventory	7	1,135,535	1,339,538
Fair value adjustment on growth of biological assets	8	(4,265,779)	(1,800,087)

Gross profit		7,904,441	3,782,145

Expenses:
General and administrative	23	1,735,217	959,592
Share-based compensation	24	2,508,901	203,095
Selling, marketing and promotion		1,947,586	1,380,647
Amortization		238,648	201,670
Research and development		90,367	249,313
		6,520,719	2,994,317

		1,383,722	787,828
Non-operating items:
Consulting revenue		292,478	—
Foreign exchange loss		(150,702)	—
Loss on marketable securities	5	(1,746,367)	—
(Loss) gain on sale of capital assets	11	(7,260)	11,367
Gain on dilution of ownership in equity accounted investee	14	7,551,158	—
Loss from equity accounted investee	14	(8,840,264)	—
Deferred gain on sale of intellectual property recognized	14	233,333	—
Finance income, net	25	479,719	96,074
Unrealized gain on embedded derivatives	13	532,750	—
Unrealized gain on long-term investments	26	19,081,556	—
		17,426,401	107,441

Income before income taxes		18,810,123	895,269

Income taxes	4	3,769,955	—
Net income		15,040,168	895,269

Other comprehensive loss:
Other comprehensive loss from equity accounted investee	14	(1,320,398)	—
Net comprehensive income		$13,719,770	$895,269
Weighted average number of common shares — basic		138,711,674	73,784,801
Weighted average number of common shares — diluted		145,731,500	82,075,224
Earnings per share — basic	27	$0.11	$0.01
Earnings per share — diluted	27	$0.10	$0.01

The accompanying notes are an integral part of these consolidated financial statements

Aphria Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)

(Unaudited)

				Share-based	Accumulated other	Retained
	Number of common	Share capital	Warrants	payment reserve	comprehensive	earnings
	shares	(Note 19)	(Note 20)	(Note 21)	income (loss)	(deficit)	Total
Balance at May 31, 2016	70,053,933	$40,916,880	$693,675	$1,723,903	$—	$(8,320,964)	$35,013,494
Share issuance — August 2016 bought deal	17,250,000	31,968,824	—	—	—	—	31,968,824
Share issuance — warrants exercised	2,626,253	3,874,568	(105,534)	—	—	—	3,769,034
Share issuance — options exercised	266,353	289,872	—	(69,571)	—	—	220,301
Share-based payments	—	—	—	203,095	—	—	203,095
Net income for the period	—	—	—	—	—	895,269	895,269
Balance at August 31, 2016	90,196,539	$77,050,144	$588,141	$1,857,427	$—	$(7,425,695)	$72,070,017

				Share-based	Accumulated other	Retained
	Number of common	Share capital	Warrants	payment reserve	comprehensive	earnings
	shares	(Note 19)	(Note 20)	(Note 21)	loss	(deficit)	Total
Balance at May 31, 2017	138,628,704	$274,316,548	$444,912	$3,229,929	$—	$(4,122,509)	$273,868,880
Share issuance — warrants exercised	228,467	343,951	—	—	—	—	343,951
Share issuance — options exercised	31,419	37,747	—	(19,712)	—	—	18,035
Share-based payments	—	—	—	2,440,112	—	—	2,440,112
Share issuance costs incurred	—	(13,596)	—	—	—	—	(13,596)
Income tax recovery on share issuance costs	—	3,603	—	—	—	—	3,603
Shares held in escrow earned in exchange for services	—	112,500	—	—	—	—	112,500
Net income for the period	—	—	—	—	(1,320,398)	15,040,168	13,719,770
Balance at August 31, 2017	138,888,590	$274,800,753	$444,912	$5,650,329	$(1,320,398)	$10,917,659	$290,493,255

The accompanying notes are an integral part of these consolidated financial statements

Aphria Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

		Three months ended
		August 31,	August 31,
	Note	2017	2016
Cash generated from (used in) operating activities:
Net income for the period		$15,040,168	$895,269
Adjustments for:
Income taxes	4	3,769,955	—
Fair value adjustment on sale of inventory	7	1,135,535	1,339,538
Fair value adjustment on growth of biological assets	8	(4,265,779)	(1,800,087)
Loss on sale of marketable securities	5	131,000	—
Unrealized loss on marketable securities	5	1,615,367	—
Unrealized foreign exchange gain on notes receivable		(2,064)	—
Unrealized foreign exchange gain on convertible notes receivable	13	(6,200)	—
Amortization	11,12	627,771	454,878
Loss (gain) on sale of capital assets	11	7,260	(11,367)
Disposition and usage of bearer plants	11	2,761	—
Accrued interest on convertible note receivable	13	(14,426)	—
Unrealized gain on embedded derivatives	13	(532,750)	—
Loss from equity accounted investee	14	8,840,264	—
Gain on dilution of ownership in equity accounted investee	14	(7,551,158)	—
Deferred gain on sale of intellectual property recognized	14	(233,333)	—
Consulting revenue	17	(292,478)	—
Amortization of finance fees on long-term debt		1,250	833
Share-based compensation	24	2,508,901	203,095
Unrealized gain on long-term investments	26	(19,081,556)	—
Change in non-cash working capital	28	(5,501,608)	444,544
		(3,801,120)	1,526,703
Cash provided by financing activities:
Share capital issued, net of cash issuance costs		(13,596)	31,968,824
Share capital issued on warrants exercised		343,951	3,769,034
Share capital issued on stock options exercised		18,035	220,301
Advances from related parties	9	1,583,079	195,368
Repayment of amounts due to related parties	9	(1,087,455)	(195,368)
Proceeds from long-term debt	18	—	7,825,000
Repayment of long-term debt	18	(186,636)	(98,837)
		657,378	43,684,322
Cash used in investing activities:
Repayment of promissory notes receivable		—	376,569
Investment in capital assets	11	(23,694,817)	(6,230,625)
Proceeds from disposal of capital assets	11	199,650	32,823
Investment in intangible assets, net of shares issued	12	(9,321)	(1,285,042)
Notes advanced	10	(832,834)	—
Convertible notes advanced	13	(14,001,000)	—
Investment in marketable securities	5	(5,000,000)	—
Proceeds from disposal of marketable securities	5	10,099,000	—
Investment in long-term investments	15	(5,297,496)	(1,125,000)
		(38,536,818)	(8,231,275)
(Decrease) increase in cash and cash equivalents		(41,680,560)	36,979,750
Cash and cash equivalents, beginning of the period		79,910,415	16,472,664
Cash and cash equivalents, end of the period:		$38,229,855	$53,452,414

The accompanying notes are an integral part of these consolidated financial statements

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

1.              Nature of operations

Aphria Inc. (the “Company” or “Aphria”) was continued in Ontario.

Pure Natures Wellness Inc. (o/a Aphria) (“PNW”), a wholly-owned subsidiary of the Company, is licensed to produce and sell medical marijuana under the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The registered office is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario.

The Company’s common shares are listed under the symbol “APH” on the Toronto Stock Exchange (“TSX”) and under the symbol “APHQF” on the United States OTCQB Venture Market exchange.

These consolidated financial statements were approved by the Company’s Board of Directors on October 12, 2017.

2.              Basis of preparation

(a)                   Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended May 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee.

(b)                   Basis of measurement

These financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and biological assets that are measured at fair value less costs to sell, as detailed in the Company’s accounting policies.

(c)                    Functional currency

The Company and its subsidiaries’ functional currency, as determined by management is Canadian dollars. These consolidated financial statements are presented in Canadian dollars.

(d)                   Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Wholly owned subsidiaries	Jurisdiction of incorporation
Pure Natures Wellness Inc. (o/a Aphria)	Ontario
Aphria (Arizona) Inc.	Arizona

Intragroup balances, and any unrealized gains and losses or income and expenses arising from transactions with jointly controlled entities are eliminated to the extent of the Company’s interest in the

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

entity. Unrealized losses are eliminated to the extent of the gains, but only to the extent that there is no evidence of impairment.

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners of the Company.

(e)                    Amalgamation

Effective June 1, 2017, CannWay Pharmaceuticals Ltd. (“CannWay”), a wholly-owned subsidiary of the company, was amalgamated with Pure Natures Wellness Inc. (o/a Aphria). The Company has historically presented all balances and activities of CannWay as a fully consolidated entity for financial statement presentation purposes. As of the date of amalgamation, CannWay did not have any assets or outstanding liabilities. There are no material changes to be considered prospectively or to the comparative consolidated statements as a result of the amalgamation.

(f)                     Interest in equity-accounted investees

The Company’s interest in equity accounted investees is comprised of its interest in associates.

Equity accounted investee	Jurisdiction of incorporation
Liberty Health Sciences Inc.	British Columbia
(formerly DFMMJ Investments, Ltd.)

In accordance with IFRS 10, associates are those in which the Company has significant influence, but not control or joint control over the financial and accounting policies.

Interests in associates are accounted for using the equity method in accordance with IAS 28. They are recognized initially at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity accounted investees until the date on which significant influence ceases.

If the Company’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in the annual audited financial statements.

3.              Significant accounting policies

These condensed interim consolidated financial statements have been prepared following the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended May 31, 2017.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

New standards applicable during the reporting period

IFRS 5 — Non-current Assets Held for Sale; Assets and liabilities held for disposal are no longer depreciated and are presented separately in the statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

New standards and interpretations issued but not yet adopted:

IFRS 9 - Financial Instruments; Classification and Measurement, effective for annual periods beginning on or after January 1, 2018, with early adoption permitted, introduces new requirements for the classification, measurement and derecognition of financial instruments and introduces a new impairment model for financial assets. The Company is assessing the impact of the standard on its convertible notes receivable and its investments where it holds less than significant influence. The Company has determined that there will no impact on cash and cash equivalents, marketable securities, accounts receivable, other receivables, promissory notes receivable, accounts payable and accrued liabilities and promissory notes payable. Convertible notes receivable are currently recorded as available for sale. Investments are currently recorded at fair value. Upon implementation of IFRS 9, these investments will need to be recorded at fair value and the Company is currently assessing available information and methods to determine their fair value. Based on investments already reflected at fair value, no significant impact is anticipated from the new standard.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the period of the adoption of the new standard.

The Company will apply the new rules retrospectively from June 1, 2018 with the practical expedients permitted under the standards. Comparatives will not be restated.

IFRS 15 - Revenue from Contracts with Customers; effective for annual periods beginning on or after January 1, 2018, with early adoption permitted, specifies how and when to recognize revenue and enhances relevant disclosures to be applied to all contracts with customers. The Company continues to assess the impact of the standard on its investees with a focus on consulting contracts and royalty fees.

The Company is still considering the impact on its customer loyalty programme, which is currently under reconsideration. The new standard will require that the total consideration received be allocated to the points and goods based on relative stand-alone selling prices rather than based on the residual method.

The Company intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of adoption will be recognized in retained earnings as of June 1, 2018 and that comparatives will not be restated.

IFRS 16 — Leases; in January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognise the cumulative effect of initially applying IFRS 16 as an adjustment to opening

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

equity at the date of initial application. Early adoption is permitted if IFRS 15 has also been adopted. Based on its current assets, interests and investments, no significant impact is anticipated from the new standard.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

The Company has reclassified certain immaterial items on the comparative consolidated statements of income and comprehensive income to improve clarity.

4.              Income taxes and deferred income taxes

A reconciliation of income taxes at the statutory rate with the reported taxes is as follows:

	For the three months ended August 31,
	2017	2016
Income before income taxes	$18,810,123	$895,269
Statutory rate	26.5%	26.5%

Expected income tax recovery at combined basic federal and provincial tax rate	4,984,683	237,246

Effect on income taxes of:
Non-deductible share-based compensation and other expenses	(1,194,497)	59,929
Utilization of tax attributes not previously recognized	—	(978,718)
Other	(20,231)	(80,651)
Tax assets not recognized	—	762,194
	$3,769,955	$—

Income tax expense is comprised of:
Current	$365,148	$—
Future	3,404,807	—
	$3,769,955	$—

The following table summarizes the components of deferred tax:

	August 31,	May 31,
	2017	2017
Deferred tax assets
Non-capital loss carry forward	$1,361,332	$1,312,849
Capital loss carry forward	397,719	380,362
Share issuance and financing fees	3,254,859	3,448,332
Other	50,058	34,138
Deferred tax liabilities
Net book value in excess of undepreciated capital cost	(178,040)	(164,027)
Intangible assets in excess of tax costs	(165,998)	(193,890)
Unrealized gain	(3,387,875)	(914,019)
Biological assets and inventory in excess of tax costs	(1,418,689)	(589,175)
Net deferred tax (liabilities) assets	$(86,634)	$3,314,570

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

5.              Marketable securities

Marketable securities are classified as fair value through profit or loss, and are comprised of:

	S&P rating		Maturity	August 31,	May 31,
	at purchase	Interest rate	date	2017	2017
Guaranteed Investment Certificate (GIC):
Vancouver City Savings Credit Union		1.150%	06/08/18	$5,013,233	$—

Fixed Income:
Molson Coors Brewing Company	BBB-	3.950%	10/06/17	1,119,919	1,116,524
Ford Motor Credit Co. LLC	BBB	3.320%	12/19/17	2,023,830	1,988,184
Goldman Sachs & Co. LLC	A+	3.375%	02/01/18	—	5,078,194
The Manufacturer’s Life Insurance Company	AA-	2.819%	02/26/18	1,458,832	1,471,818
Canadian Western Bank	A-	2.531%	03/22/18	3,047,200	3,038,997
Ford Motor Credit Co. LLC	BBB	3.700%	08/02/18	1,018,702	1,036,613
Sobeys Inc.	BB+	3.520%	08/08/18	3,030,672	3,078,141
Royal Bank of Canada	AA-	2.770%	12/11/18	—	5,179,711
Canadian Western Bank	A-	3.077%	01/14/19	1,525,639	1,534,717
Sun Life Financial Inc.	A	2.770%	05/13/19	3,053,076	3,063,816
Ford Motor Credit Co. LLC	BBB	3.140%	06/14/19	5,111,921	5,206,828
Canadian Natural Resources Ltd.	BBB+	3.050%	06/19/19	2,041,744	2,053,607
Canadian Western Bank	A-	3.463%	12/17/19	1,020,254	1,027,752
Laurentian Bank of Canada	BBB	2.500%	01/23/20	6,032,347	6,098,888
Enercare Solutions Inc.	BBB	4.600%	02/03/20	3,973,131	4,007,550
Enbridge Inc.	BBB+	4.530%	03/09/20	5,352,461	5,394,630
Central 1 Credit Union	A	1.870%	03/16/20	4,997,072	5,020,565
Choice Properties REIT	BBB	3.600%	04/20/20	5,202,690	5,236,870
Penske Truck Leasing Co., L.P.	BBB	2.950%	06/12/20	5,111,419	5,145,483
Westcoast Energy Inc.	BBB+	4.570%	07/02/20	5,342,167	5,429,820
Bank of Montreal (USD)	A+	1.400%	04/10/18	3,780,666	4,051,775
Citigroup Inc. (USD)	BBB+	2.050%	12/17/18	3,790,925	4,081,546
Royal Bank of Canada (USD)	AA-	1.625%	04/15/19	3,775,989	4,039,998
Wells Fargo & Company (USD)	A	2.150%	01/30/20	3,677,531	3,964,760
				$80,501,420	$87,346,787

The cost of marketable securities as at August 31, 2017 was $ 78,064,435 (May 31, 2017 — $87,138,224). During the period, the company divested of certain marketable securities in its Canadian portfolio for proceeds of $10,099,000, resulting in a loss of $131,000 on disposal (2016 - $nil), and re-invested $ 5,000,000 in a short-term GIC. During the period, the Company recognized a loss of $1,746,367 on its marketable securities portfolio, of which $1,615,367 (2016 - $nil) represented unrealized fair value adjustments.

6.              Other receivables

Other receivables are comprised of:

	August 31,	May 31,
	2017	2017
HST receivable	$5,361,703	$3,675,188
Accrued interest	493,063	700,827
Credit card receivable	123,923	103,004
Other	221,817	32,620
	$6,200,506	$4,511,639

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

7.              Inventory

Inventory is comprised of:

	Capitalized	Fair value	August 31,	May 31,
	Cost	adjustment	2017	2017
Harvested cannabis	$943,904	$1,761,552	$2,705,456	$2,506,963
Harvested cannabis trim	394,434	849,624	1,244,058	420,322
Cannabis oil	586,192	987,327	1,573,519	682,056
Packaging and supplies	445,470	—	445,470	277,266
	$2,370,000	$3,598,503	$5,968,503	$3,886,607

During the period, the Company recorded $1,346,162 (2016 - $1,053,916) related to production costs. Included in production costs for the period ended August 31, 2017 is $40,915 of cannabis oil conversion costs (2016 - $14,940) and $36,966 related to the cost of accessories (2016 - $nil). Included in cost of sales is amortization of $389,123 (2016 - $253,208) related to capital assets utilized in production. During the period, the Company expensed $1,135,535 (2016 — $1,339,538) of fair value adjustments on the sale of its biological assets included in inventory.

The Company holds 721.5 kilograms of harvested cannabis (May 31, 2017 — 668.5 kgs), 414.7 kilograms of harvested cannabis trim (May 31, 2017 — 140.1 kgs) and 2,517.6 litres of cannabis oils or 419.1 kilograms equivalent (May 31, 2017 — 1,091.3 litres or 181.9 kilograms equivalent) at August 31, 2017.

8.              Biological assets

Biological assets are comprised of:

Amount
Balance as at May 31, 2017	$1,362,749
Changes in fair value less costs to sell due to biological transformation	4,265,779
Production costs capitalized	1,434,869
Transferred to inventory upon harvest	(3,610,566)
Transferred to capital assets	(18,326)
Balance as at August 31, 2017	$3,434,505

The Company values medical cannabis plants at cost from the date of initial clipping from mother plants until the end of the twelfth week of its growing cycle. Measurement of the biological asset at fair value less costs to sell and costs to complete begins at the thirteenth week until harvest. The Company has determined the fair value less costs to sell of harvested cannabis to be $3.75 per gram. The Company has determined the fair value less costs to sell of its harvested cannabis trim to be $3.00 per gram, upon harvest.

The net effect of the fair value less cost to sell over and above historical cost was an increase in non-cash value of biological assets and inventory of $4,265,779 during the three months ended August 31, 2017 (2016 — increase of $1,800,087). In determining the fair value of biological assets, management is required to make several estimates, including: the expected cost required to grow the cannabis up to the point of harvest; harvesting costs; selling costs; sales price; and, expected yields for the cannabis plant. All of which represent Level 3 on the fair value hierarchy. These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

9.              Related party transactions

Prior to going public, the Company funded operations through the support of related parties. Since going public, the Company has continued to leverage the purchasing power of these related parties for certain of its operating expenditures. The balance owing from related parties as at August 31, 2017 was $nil (May 31, 2017 - $463,916). These parties are related as they are corporations that are controlled by certain officers and directors of the Company.

During the three months ended August 31, 2017, related party corporations charged or incurred expenditures on behalf of the Company (including rent) totaling $38,595 (2016 - $195,368). Included in this amount was rent of $8,178 charged during the three months ended August 31, 2017 (2016 - $24,855).

The Company funded the start-up costs and operations of Liberty Health Sciences Inc. (formerly DFMMJ Investments, Ltd.), a related party through an equity investment.

Amount
Balance due to (from) related parties as at May 31, 2017	$(463,916)
Related party charges in the period	38,595
Payments to related parties in the period	(38,595)
Non-cash payments made on behalf of a related party in the period	(31,708)
Payments made on behalf of related parties in the period	(1,048,860)
Repayments made by related parties in the period	1,544,484
Balance due to (from) related parties as at August 31, 2017	$—

During the prior year, the Company purchased 36 acres of farm land, with 9 acres of greenhouses located thereon, from F.M. and Cacciavillani Farms Ltd., a company controlled by a director, for $6.1 million. The purchase price was allocated as follows: (i) $1.3 million to land; (ii) $3.55 million to greenhouse infrastructure; and, (iii) $1.25 million to licenses and permits — intangible assets.

Key management personnel compensation was comprised of:

	For the three months ended August 31,
	2017	2016
Salaries	$306,030	$212,309
Short-term employment benefits (included in office and general)	18,105	11,015
Share-based compensation	1,758,422	95,979
	$2,082,557	$319,303

Directors and officers of the Company control 12.8% or 17,832,066 of the voting shares of the Company.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

10.       Note receivable

	May 31,			August 31,
	2017	Additions	Payments	2017
Copperstate Farms Investors, LLC - $666,000 USD ($832,834), non-interest bearing, no set terms of repayment	$—	$834,898	$—	$834,898
	$—	$834,898	$—	$834,898

11.       Capital assets

		Greenhouse	Bearer		Leasehold	Construction	Total capital
	Land	infrastructure	plants	Equipment	improvements	in process	assets
Cost
At May 31, 2016	$—	$—	$—	$3,499,528	$4,812,153	$64,806	$8,376,487
Additions	10,724,551	4,018,080	112,225	1,699,989	16,129	49,957,556	66,528,530
Transfers	104,283	12,151,836	—	173,834	(4,565,987)	(7,863,966)	—
Disposals	—	—	(66,613)	(32,823)	—	—	(99,436)
At May 31, 2017	10,828,834	16,169,916	45,612	5,340,528	262,295	42,158,396	74,805,581
Additions	1,548,713	—	18,326	624,654	—	21,503,124	23,694,817
Transfers	(3,160,426)	169,362	—	—	—	(169,362)	(3,160,426)
Disposals	—	(206,910)	(2,761)	—	—	—	(209,671)
At Aug 31, 2017	$9,217,121	$16,132,368	$61,177	$5,965,182	$262,295	$63,492,158	$95,130,301

Accumulated amortization
At May 31, 2016	$—	$—	$—	$554,401	$512,866		$1,067,267
Amortization	—	457,891	—	717,207	74,435	—	1,249,533
Transfers	—	524,749	—	—	(524,749)	—	—
Disposals	—	—	—	(11,367)	—	—	(11,367)
At May 31, 2017	—	982,640	—	1,260,241	62,552	—	2,305,433
Amortization	—	206,791	—	252,345	7,528	—	466,664
At Aug 31, 2017	$—	$1,189,431	$—	$1,512,586	$70,080	$—	$2,772,097

Net book value
At May 31, 2016	$—	$—	$—	$2,945,127	$4,299,287	$64,806	$7,309,220
At May 31, 2017	$10,828,834	$15,187,276	$45,612	$4,080,287	$199,743	$42,158,396	$72,500,148
At Aug 31, 2017	$9,217,122	$14,942,937	$61,177	$4,452,596	$192,215	$63,492,158	$92,358,204

During the period, the Company sold assets that were not yet in use prior to disposal with a cost of $206,910 and a net book value of $206,910, for proceeds of $199,650, resulting in a loss on sale of capital assets of $7,260.

On August 9, 2017, the Company entered into a series of agreements with Nuuvera Corp. (“Nuuvera”). Under the terms of one of the agreements, the Company agreed to sell 100 acres of land owned on Mersea Road 8 Leamington, Ontario in exchange for $4,000,000. The agreement is subject to standard closing conditions, including the severance of the 100 acres from the overall site owned by the Company on Mersea Road 8, Leamington, Ontario. The Company expects the transaction to close before the fiscal year-end. As a result of the agreement, the Company reclassified $3,160,426 of cost included in land to assets available for sale.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

12.       Intangible assets

				Tokyo Smoke		Total
	Corporate	Licenses &	Patents &	licensing	CannWay	intangible
	website	permits	trademarks	agreement	brand	assets
Cost
At May 31, 2016	$161,700	$—	$—	$—	$4,428,000	$4,589,700
Additions	56,120	1,250,000	—	459,480	—	1,765,600
At May 31, 2017	217,820	1,250,000	—	459,480	4,428,000	6,355,300
Additions	—	—	9,321	—	—	9,321
At August 31, 2017	$217,820	$1,250,000	$9,321	$459,480	$4,428,000	$6,364,621

Accumulated amortization
At May 31, 2016	$87,520	$—	$—	$—	$184,500	$272,020
Amortization	67,845	152,879	—	56,939	414,380	692,043
Impairment	—	—	—	—	3,500,000	3,500,000
At May 31, 2017	155,365	152,879	—	56,939	4,098,880	4,464,063
Amortization	13,803	41,894	156	22,974	82,280	161,107
At August 31, 2017	$169,168	$194,773	$156	$79,913	$4,181,160	$4,625,170

Net book value
At May 31, 2016	$74,180	$—	$—	$—	$4,243,500	$4,317,680
At May 31, 2017	$62,455	$1,097,121	$—	$402,541	$329,120	$1,891,237
At August 31, 2017	$48,652	$1,055,227	$9,165	$379,567	$246,840	$1,739,451

13.       Convertible notes receivable

	Notes receivable		Embedded derivatives
	August 31,	May 31,	August 31,	May 31,
	2017	2017	2017	2017
CannaRoyalty Corp.	$1,374,974	$1,360,548	$705,750	$173,000
Copperstate Farms Investors, LLC	2,507,200	—	—	—
HydRx Farms Ltd. (d/b/a Scientus Pharma)	7,050,000	—	4,450,000	—
	10,932,174	1,360,548	5,155,750	173,000
Deduct — principal portion included in current assets	(2,507,200)	—	—	—
	$8,424,974	$1,360,548	$5,155,750	$173,000

CannaRoyalty Corp.

On October 19, 2016, Aphria loaned $1,500,000 to CannaRoyalty Corp. (“CR”) as a convertible debenture. The convertible debenture bears interest at 5%, paid annually, matures in three years and includes the right to convert the debenture into common shares of CR at $2.00 per common share at any time before maturity. CR maintains the option of forced conversion of the convertible debenture if the common shares of CR trade on a stock exchange at a value of $4.00 or more.

The option to settle payments in common shares represents an embedded derivative in the form of a call option to the Company. The fair value of the derivative asset related to the convertible note is $705,750 at August 31, 2017.

During the period, the Company’s note receivable from CR increased by $14,426 representing the recognition of accrued interest on the note and the embedded derivative, representing the fair value of the conversion feature on the note, increased by $532,750.

As at August 31, 2017, the convertible note receivable totalled $2,080,724.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

Copperstate Farms Investors, LLC

Effective August 31, 2017, the Company lent Copperstate Farms Investors, LLC (“CSF”) $2,000,000 USD ($2,501,000 CAD) in exchange for a senior secured convertible loan. The convertible debenture bears interest at 9%, is due on May 15, 2018 (“Maturity Date”). The loan is pre-payable at any time by CSF, however no principal payments are due prior to the Maturity Date. If at least $500,000 USD of the outstanding loan balance is not repaid by February 28, 2018, then an automatic conversion would be triggered for $500,000 USD plus any accrued but unpaid interest, net of any repayments towards the principal, of the loan balance at $500 USD per unit. If the outstanding loan balance has not been repaid before the Maturity Date, an automatic conversion would be triggered for the remaining loan balance at $500 USD per unit. The convertible loan is secured by a first charge on CSF’s greenhouse assets and real property located in Snowflake, Arizona. Since the option to settle payments in membership units is solely at the discretion of CSF, no embedded derivative has been recognized.

As at August 31, 2017, the convertible note receivable totalled $2,507,200.

HydRx Farms Ltd. (d/b/a Scientus Pharma)

On August 14, 2017, Aphria lent $11,500,000 to Scientus Pharma (“SP”) as a convertible debenture. The convertible debenture bears interest at 8%, paid semi-annually, matures in two years and includes the right to convert the debenture into common shares of SP at $2.75 per common share at any time before maturity. SP maintains the option of forced conversion of the convertible debenture if the common shares of SP trade on a stock exchange at a value of $3.02 or more for 30 consecutive days.

The option to settle payments in common shares represents an embedded derivative in the form of a call option to the Company. The fair value of the derivative asset related to the convertible note is $4,450,000 at August 31, 2017.

As at August 31, 2017, the convertible note receivable totalled $11,500,000.

The fair value for the embedded derivatives was determined using the Black Scholes option pricing model using the following assumptions: the risk-free rate of 1.12-1.15%; expected life of the convertible note; volatility of 70% based on comparable companies; forfeiture rate of nil; dividend yield of nil; and, the exercise price of the respective conversion feature.

14.       Interest in equity accounted investee

	August 31,	May 31,
	2017	2017
Associated company
Liberty Health Sciences Inc. (formerly DFMMJ Investments, Ltd.)	$27,430,588	$28,376,092

Liberty Health Sciences Inc. (formerly DFMMJ Investments, Ltd.)

On April 5, 2017 Aphria announced a strategic investment in DFMMJ Investments, Ltd. (“DFMMJ”), where DFMMJ, through a subsidiary, acquired all or substantially all of the assets of Chestnut Hill Tree Farm LLC (“Chestnut”) and would subsequently amalgamate into a subsidiary of SecureCom Mobile Inc. (“SecureCom”), as part of a business combination. As part of the steps involved in the business combination, Aphria first exchanged rights to use its intellectual property, Aphria’s Know-How-System, to DFMMJ as part of a licensing agreement in exchange for common shares, which through an arm’s length negotiation, was determined to have a fair value of $5,000,000. As a result of this in-kind transaction, Aphria was issued 192,400,000 common shares in DFMMJ. Aphria is

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

deemed to have significant influence over DFMMJ due to its resulting equity interest (44.0%, at April 5, 2017), whereby the investment is valued under the equity method. For accounting purposes, the Company recorded the transaction as deferred revenue of $2,800,000, representing its non-owned interest in the equity accounted investee. Management determined that the intellectual property would have a useful life of 3 years and therefore the deferred income will be recognized straight-line over its remaining useful life. For the reporting period ended August 31, 2017, the Company recognized $233,333 of the deferred income.

On May 24, 2017, the Company released $25,311,794, comprised of $625,000 CAD and $18,340,857 USD, which itself was comprised of $24,375,000 CAD converted into USD in March 2017 as required in the business combination agreement ($24,686,794 CAD), from escrow to DFMMJ, after satisfaction of the escrow release conditions. In addition, the Company incurred $53,898 of transaction fees related to the investment. In exchange, the Company received 120,192,308 common shares of DFMMJ. Concurrently, DFMMJ issued a further 120,192,308 common shares to third parties in exchange for $25,000,000 CAD in cash. As a result of these transactions, the Company owned 312,592,308 common shares in DFMMJ, representing approximately 46.1% of DFMMJ’s issued and outstanding common shares, at May 31, 2017.

On July 20, 2017, as part of the business combination DFMMJ received an investment from a third party of $9,149,997 for 43,990,370 subscription shares at $ 0.208 per share. As a result, the Company’s interest in DFMMJ was diluted from 46.1% to 43.3%, with the Company realizing a dilution gain of $1,961,383 from the change in equity interest.

Further on July 20 2017, DFMMJ completed its business combination with SecureCom. After amalgamation, SecureCom changed its name to Liberty Health Sciences Inc. (“LHS”) and remained the resulting issuer. Management determined the Company should account for its investment in the newly consolidated LHS using the equity method as a continuation of the treatment previously applied to its investment in DFMMJ. Prior to the transaction, the Company held 8,000,000 shares directly in SecureCom, which have been historically treated as a Level 1 Long-Term Investment. As a result of the business combination, the 130,044,447 total outstanding common shares of SecureCom were added to the share base of LHS, and the fair value of the Company’s investment in SecureCom ($1,664,000) was added to the carrying value of its interest in the equity accounted investee. Upon completion of the business combination, all 852,063,664 outstanding shares were consolidated for Consideration Shares in LHS. As a result, the Company held 320,592,308 (37.6%) of the total outstanding shares of LHS. Due to the dilution of ownership in the combined entity, the Company recognized a further unrealized gain on dilution with respect to the outstanding shares owned by third parties of $5,589,775 and a corresponding increase to the cost base of its investment by the same value.

For the three months ended August 31, 2017, the Company reported a total gain on dilution of ownership in equity accounted investee of $7,551,158 (2016 - $nil). Upon the completion of the transaction, LHS consolidated its issued and outstanding common shares, broker warrants and existing stock options on the basis of three pre-consolidation common shares held for one post-consolidation common share. As a result of the three-for-one exchange, Aphria now holds 106,864,102 common shares of LHS, representing a 37.6% ownership, where no new shares were issued and there was no further dilution of ownership.

For the four months ended August 31, 2017 for the investee, LHS reported a net loss of $23,492,596 and a net comprehensive loss of $27,001,494 on its financial statements. In accordance with the equity method, Aphria recorded a loss of $8,840,264 and an other comprehensive loss of $1,320,398 from its investee relative to its ownership of the outstanding common shares at the time.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

The following table summarizes, in aggregate, the financial information of the Company’s associate as included in their own financial statements. The table also reconciles the summarized financial information to the carrying amount of the Company’s interest as at August 31, 2017:

	August 31,	April 30,
	2017	2017
Current assets	$12,994,492	$5,723,960
Non-current assets	50,612,784	5,000,000
Current liabilities	(433,115)	—
Non-current liabilities	(20,457)	—
Net assets	63,153,704	10,723,960

	August 31,	May 31,
	2017	2017

Reconciliation to carrying amount:
Opening net assets	56,438,400	—
Intangible asset contributed	—	5,000,000
Cash contributions, net of share issuance costs	5,987,404	50,960,200
Share-based payments	663,242	—
Contributions on business combination	27,066,152	—
Net comprehensive (loss) income for the reporting period	(27,001,494)	478,200
Closing net assets	63,153,704	56,438,400

Company’s share in %	37.6%	46.1%
Company’s share of net assets	$23,764,739	$26,018,102
Fair value adjustment due to profit elimination	—	(2,200,000)
Goodwill	3,665,849	4,557,990
Carrying amount of interest in associate	$27,430,588	$28,376,092

Based on its closing share price of $0.85 as at August 31, 2017, the LHS shares held by Aphria have a fair value of approximately $90,834,487.

	August 31,	May 31,
	2017	2017

Reconciliation to carrying amount:
Opening balance	$28,376,092	$—
Investment	—	28,165,692
Transfer of fair value of SecureCom shares on reverse takeover	1,664,000	—
Gain on account of dilution of ownership	7,551,158	—
Share of reported net (loss) income	(8,840,264)	210,400
Share of reported comprehensive loss	(1,320,398)	—
Closing balance	$27,430,588	$28,376,092

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

15.       Long-term investments

					Subtotal		Fair value
	Cost	Fair value		Divestiture/	August 31,	Change in fair	August 31,
	May 31, 2017	May 31, 2017	Investment	Transfer	2017	value	2017
Level 1 on fair value hierarchy
CannaRoyalty Corp.	$1,379,488	$1,793,000	$—	$—	$1,793,000	$671,000	$2,464,000
Kalytera Therapeutics, Inc.	3,014,320	1,110,960	—	—	1,110,960	(339,460)	771,500
MassRoots, Inc.	508,425	562,275	—	—	562,275	(114,867)	447,408
SecureCom Mobile Inc.	520,000	1,664,000	—	(1,664,000)	—	—	—
Tetra Bio-Pharma Inc.	2,300,000	9,500,000	—	—	9,500,000	(2,500,000)	7,000,000
Canabo Medical Inc.	1,159,426	316,000	—	—	316,000	(16,000)	300,000
Scythian Biosciences Inc.	—	—	—	2,000,000	2,000,000	(527,500)	1,472,500
	8,881,659	14,946,235	—	336,000	15,282,235	(2,826,827)	12,455,408
Level 3 on fair value hierarchy
Copperstate Farms, LLC	1,755,000	1,755,000	—	—	1,755,000	5,488,018	7,243,018
Copperstate Farm Investors, LLC	7,538,940	7,560,000	1,868,167	—	9,428,167	16,700,304	26,128,471
Resolve Digital Health Inc.	718,000	1,000,012	—	—	1,000,012	(282,012)	718,000
Resolve Digital Health Inc.	282,000	242,000	—	—	242,000	(22,000)	220,000
Green Acre Capital Fund	300,000	284,331	400,000	—	684,331	24,073	708,404
Scythian Biosciences Inc.	2,000,000	2,000,000	—	(2,000,000)	—	—	—
TS BrandCo Holdings Inc.	—	—	1,000,000	—	1,000,000	—	1,000,000
Nuuvera Corp.	—	—	2,029,329	—	2,029,329	—	2,029,329
	12,593,940	12,841,343	5,297,496	(2,000,000)	16,038,839	21,908,383	38,047,222
	$21,475,599	$27,787,578	$5,297,496	$(1,664,000)	$31,321,074	$19,081,556	$50,502,630

The fair value attached to warrants in both Level 1 and Level 3 were determined using the Black-Scholes option pricing model.

CannaRoyalty Corp.

As of June 1, 2016 the Company had 1,500,000 shares and 750,000 warrants with a cost basis $1,510,200. On September 9, 2016, the Company exercised 750,000 warrants, issued by CR to acquire 750,000 common shares of CR for $1,125,000 and subsequently purchased an additional 250,000 common shares of CR for $500,000 on September 27, 2016. In December 2016, the Company sold 1,300,000 shares for total proceeds of $3,539,050, through three separate transactions, realizing a gain of $1,908,746 on disposal. On May 17, 2017, Aphria sold 100,000 shares for total proceeds of $198,000, realizing a gain of $72,592 on disposal. On August 31, 2017, CR shares closed trading at $2.24. As a result of these transactions, the Company holds 1,100,000 common shares at a cost of $1,379,488, with a fair value of $2,464,000 as at August 31, 2017.

Kalytera Therapeutics, Inc.

On November 7, 2016, Aphria entered into a subscription agreement with Kalytera Therapeutics, Inc. (“Kalytera”). The Company purchased 2,500,000 subscription receipts at a price of $0.40 per receipt for a total of $1,000,000. On December 30, 2016, the Company’s subscription receipts converted into common shares of Kalytera on a one-for-one basis. On January 31, 2017, Aphria subscribed for an additional 2,222,000 common shares of Kalytera for a purchase price of $999,900 pursuant to a private placement which closed on February 7, 2017. On February 22, 2017, the Company purchased an additional 1,450,000 common shares of Kalytera in the secondary market at a price of $0.70 per share for a total of $1,014,420. On August 31, 2017, Kalytera shares closed trading at $0.13 per share. As a result of these transactions, the Company owns 6,172,000 common shares in Kalytera for aggregate costs of $3,014,320 and a fair value of $771,500 as at August 31, 2017.

MassRoots, Inc.

On October 18, 2016, Aphria purchased 500,000 common shares of MassRoots, Inc. (“MassRoots”) for an aggregate purchase price of $250,000 USD ($337,500 CAD) and received warrants to purchase an additional 500,000 common shares at $0.90 USD per common share, expiring October 17, 2019. Subsequent to October 18, 2016, Aphria divested itself of its 500,000 common shares of MassRoots for total proceeds of $600,599,

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

realizing a gain of $263,099 on disposal. On March 30, 2017, the Company exercised its 500,000 warrants held in MassRoots for the aggregate price of $450,000 USD ($607,500 CAD) and received an additional 500,000 common shares, subject to a six-month hold under MassRoots long-term incentive plan. During April and May, the Company sold 150,000 common shares for total proceeds of $123,395, realizing a gain of $24,320. On August 31, 2017, MassRoots shares closed trading at $0.42 USD ($0.53 CAD). As a result of these transactions, the Company holds 850,000 shares at a cost of $508,425, with a fair value of $447,408 as at August 31, 2017.

SecureCom Mobile Inc.

On November 23, 2016, Aphria invested $200,000 in SecureCom Mobile Inc. (“SecureCom”) via an unsecured convertible debenture. The debenture bore interest at 12% and was convertible into equity at $0.05 per share, and included the right to a warrant for each share of equity on conversion, priced at $0.08. The warrant expired on December 1, 2019 and the conversion right expired November 20, 2018. On March 31, 2017, the Company exercised its conversion rights under the debenture and received 4,000,000 shares and 4,000,000 warrants priced at $0.08. Concurrently, the Company exercised its warrants at a cost of $320,000 and received an additional 4,000,000 shares.

On July 20, 2017, SecureCom amalgamated with DFMMJ and was re-named LHS. As a result, the Company transferred the fair value of its investment in SecureCom into its investment in LHS recognized as Interest in equity accounted investee (note 14).

Tetra Bio-Pharma Inc.

On December 6, 2016, Aphria purchased 5,000,000 common shares of Tetra Bio-Pharma Inc. (“TBP”) at a price of $0.20 per share for an aggregate purchase price of $1,000,000, pursuant to a private placement. As part of the transaction, Aphria also received 5,000,000 warrants, each for conversion into one common share, at a price of $0.26 per warrant for a period of three years. The warrants were subject to an accelerated expiry if TBP’s shares traded above $0.45 for 30 consecutive trading days at which time the warrants became subject to a 30-day expiry period if not exercised. On March 20, 2017, the Company exercised its 5,000,000 warrants held in TBP for the aggregate price of $1,300,000. On August 31, 2017, TBP shares closed trading at $0.70 per share. As a result of these transactions, the Company owns 10,000,000 common shares at a cost of $2,300,000, with a fair value of $7,000,000 as at August 31, 2017.

Canabo Medical Inc.

On December 23, 2016, Aphria purchased 6,000,000 common shares of Canabo Medical Inc. at a price of $1.40 per common share for an aggregate price of $8,483,333, including issuance costs, pursuant to a private placement. On March 9, 2017, the Company sold 500,000 shares held in Canabo Medical Inc. for net proceeds of approximately $340,000, realizing a loss of $360,000, which were subject to a mandatory 4-month holding period, expiring April 23, 2017. The Company purchased 500,000 shares on March 13, 2017 for an aggregate purchase price of $370,700. In May 2017, the Company sold 5,200,000 shares held in Canabo Medical Inc. for net proceeds of approximately $2,345,000, realizing a loss of $4,649,607 on disposal. On August 31, 2017, Canabo Medical Inc. closed trading at $0.38 per share. As a result of these transactions, the Company owns 800,000 common shares with a cost of $1,159,426 and a fair value of $300,000 as at August 31, 2017.

Scythian Biosciences Inc.

On March 17, 2017, the Company entered into a subscription agreement with Scythian Biosciences Inc. (“Scythian”). The Company purchased 5,000,000 subscription receipts at a price of $0.40 per receipt for $2,000,000. On August 2, 2017, the Company’s subscription receipts converted to common shares. As part of the conversion, Scythian consolidated its shares on a 20:1 basis. On August 8, 2017, Scythian began trading on the TSX-Venture Exchange. On August 31, 2017, Scythian closed trading at $5.89 per share. As a result of these transactions, the Company owns 250,000 common shares at a total cost of $2,000,000, with a fair value of $1,472,500 as at August 31, 2017.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

Copperstate Farms

On October 27, 2016, Aphria entered into an intellectual property (“IP”) transfer agreement with Copperstate Farms, LLC (“Copperstate”). Under the terms of the agreement, Aphria licensed its IP to Copperstate in exchange for 5,000 membership units in Copperstate through a consulting agreement which will be used to forgive payments otherwise owing on a $1,300,000 USD ($1,755,000 CAD) promissory note in eight equal quarterly installments beginning in February 2017 (note 17). On the same date, Aphria made a direct cash contribution of $1,300,000 USD ($1,755,000 CAD) to Copperstate Farms Investors, LLC (“CSF”), the parent company of Copperstate, in return for 2,600 membership units. On December 20, 2016, Aphria made a further investment of $1,300,000 USD ($1,733,940 CAD) in CSF for 2,600 membership units. On March 27, 2017, the Company purchased an additional 6,000 additional membership units for $3,000,000 USD ($4,050,000 CAD). On July 26, 2017, the Company purchased an additional 2,668 additional membership units for $1,334,000 USD ($1,668,167 CAD). The Company contracted an independent third party to perform a formal valuation of both Copperstate and CSF as at August 31, 2017 to determine the fair value of its investment in both entities. As a result of these transactions, the Company owns 5,000 membership units in Copperstate for total cost of $1,300,000 USD ($1,755,000 CAD), with a fair value of $7,243,018 and owns 13,868 membership units in CSF for a total cost of $7,093,936 USD ($9,407,107 CAD) with a fair value of $26,128,471 as at August 31, 2017.

Resolve Digital Health Inc.

On December 1, 2016, Aphria purchased 10,432 common shares of Resolve Digital Health Inc. (“Resolve”) and an equivalent number of common share purchase warrants for gross proceeds of $1,000,000. Following a stock split in January 2017, Aphria now owns 2,000,024 common shares and 2,000,024 common share purchase warrants of Resolve, exercisable at $0.65 per warrant at any time for a period expiring five years from the date of issuance. The warrants contain a forced conversion provision if Resolve trades on a public stock exchange at a price of more than $1.30 for a period of at least 30 days. The Company has determined that due to recent financing at the same price and Resolve still being pre-revenue, the Company’s carrying value of the shares is equal to its fair value. The fair value of the warrants have been valued using the Black Scholes model. As a result of these transactions, the Company owns 2,000,024 common shares and 2,000,024 warrants at a total cost of $1,000,000, with a fair value of $938,000 as at August 31, 2017.

Green Acre Capital Fund

On January 23, 2017, Aphria agreed to invest in Green Acre Capital Fund. In relation to its participation, the Company committed $2,000,000 to the expected $30,000,000 fund and as of the balance sheet date has funded $700,000. At August 31, 2017, the Company determined that the fair value of its investment, based on its proportionate share of net assets, was $708,404 as at August 31, 2017.

TS BrandCo Holdings Inc.

On June 28, 2017, the Company entered into a subscription agreement with TS BrandCo Holdings Inc. (“Tokyo Smoke”) for the purchase of 140,845 common shares, for a total cost of $1,000,000. The Company has determined that, due to the recent equity financing with third parties at the same price, the Company’s carrying value approximates its fair value as at August 31, 2017.

Nuuvera Corp.

On August 9 2017, the Company entered into a subscription agreement with Nuuvera Corp. for the purchase of 2,000,000 common shares, for a total cost of $ 2,029,329. The Company has determined that, due to recent financing at the same price, the Company’s carrying value approximates its fair value as at August 31, 2017.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

16.            Bank indebtedness

The Company secured an operating line of credit in the amount of $1,000,000 which bears interest at the lender’s prime rate plus 75 basis points. As of the end of the year, the Company has not drawn on the line of credit. The operating line of credit is secured by first charge on 265 Talbot St. West, Leamington, Ontario, and a first ranking position on a general security agreement.

17.            Promissory note payable

	August 31, 2017	May 31, 2017
Note payable to Copperstate Farms, LLC - $1,300,000 USD ($1,755,000), opening balance. bearing nominal interest, two-year term, forgivable in eight quarterly instalments of $162,500 USD	$1,243,125	$1,538,333

Reduction of Promissory note payable balance with respect to consulting services provided	(292,478)	(295,208)

Balance remaining	950,647	1,243,125

Deduct — principal portion included in current liabilities	(814,840)	(877,500)
	$135,807	$365,625

18.     Long-term debt

	August 31, 2017	May 31, 2017
Term loan — $25,000,000 — 3.95%, compounded monthly, 15-year amortization, due in April 2022.	$25,000,000	$25,000,000

Term loan — $1,250,000 — 3.99%, 5-year term, with a 10-year amortization, repayable in equal monthly instalments of $12,630 including interest, due in July 2021.	1,137,698	1,163,971

Mortgage payable — $3,750,000 — 3.95%, 5-year term, with a 20-year amortization, repayable in equal monthly instalments of $22,562 including interest, due in July 2021.	3,613,447	3,645,240

Vendor take-back mortgage owed to related party — $2,850,000 — 6.75%, 5-year term, repayable in equal monthly instalments of $56,097 including interest, due in June 2021	2,268,090	2,396,660
	$32,019,235	$32,205,871

Deduct — unamortized finance fees	(19,167)	(20,417)
— principal portion included in current liabilities	(776,523)	(765,224)
	$31,223,545	$31,420,230

Total long-term debt repayments are as follows:

Year ending August 31,
Next 12 months	$776,523
2 years	823,496
3 years	873,456
4 years	4,545,760
5 years	25,000,000
Balance of obligation	$32,019,235

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

The term loan of $25,000,000 was entered into on May 9, 2017 and is secured by a first charge on the Company’s real estate holdings, a first position on a general security agreement, certain cash security and an assignment of fire insurance to the lender.

The mortgage payable of $3,613,447 and term loan of $1,137,698 were entered into on July 22, 2016 and are secured by a first charge on the property at 265 Talbot St. West, Leamington, Ontario and a first position on a general security agreement.

The vendor take-back mortgage payable of $2,268,090, owed to a director of the Company, was entered into on June 30, 2016 in conjunction with the acquisition of the property at 265 Talbot St. West. The mortgage is secured by a second charge on the property at 265 Talbot St. West.

19.     Share capital

The Company is authorized to issue an unlimited number of common shares. As at August 31, 2017, the Company has issued 138,888,590 shares, of which 600,000 shares were held and subject to various escrow agreements.

Common Shares	Number of Shares	Amount
Balance at May 31, 2017	138,628,704	$274,316,548
Warrants exercised	228,467	343,951
Options exercised	31,419	37,747
Additional share issuance costs incurred	—	(13,596)
Income tax recovery on share issuance costs	—	3,603
Shares held in escrow earned in exchange for services	—	112,500
Balance at August 31, 2017	138,888,590	$274,800,753

a)             Throughout the period, 228,467 warrants with exercise prices ranging from $ 1.50 to $ 1.75 were exercised for $343,951.

b)             Throughout the period, 31,419 stock options with exercise prices ranging from $ 0.90 to $ 3.90 were exercised for $37,747.

c)              In January 2017, the Company issued 150,000 common shares in escrow pursuant to a third party consulting agreement for greenhouse related services, net of cash issuance costs. These shares are earned straight-line over 12 months and released to the third party on a quarterly basis. At August 31, 2017, 137,500 common shares of the total shares in escrow have been released.

The following table presents the maximum number of shares that would be outstanding if all the dilutive “in the money” instruments outstanding as at August 31, 2017 were exercised:

Common shares outstanding at August 31, 2017	138,888,590
Warrants outstanding and “in the money”	3,657,441
Options outstanding and “in the money”	7,015,869
Fully diluted balance at August 31, 2017	149,561,900

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

20.     Warrants

The warrant details of the Company are as follows:

			Weighted
		Number of	average
Type of warrant	Expiry date	warrants	price	Amount
Compensation warrant / option	December 10, 2018	106,157	$1.75	$85,432
Warrant	December 11, 2018	322,923	$1.75	—
Warrant	December 2, 2019	3,028,361	$1.50	—
Warrant	September 26, 2021	200,000	$3.14	359,480
Balance at August 31, 2017		3,657,441	$1.62	$444,912

	August 31, 2017		May 31, 2017
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price
Outstanding, beginning of the period	3,885,908	$1.61	18,721,987	$1.51
Expired during the period	—	—	(50,305)	1.20
Issued during the period	—	—	465,391	2.35
Exercised during the period	(228,467)	1.51	(15,251,165)	1.51
Outstanding, end of period	3,657,441	$1.62	3,885,908	$1.61

The Company used the Black Scholes option pricing model to determine the fair value of warrants granted using the following assumptions: risk-free rate of 0.44-1.56% on the date of grant; expected life of 3 and 5 years; volatility of 70% based on comparable companies; forfeiture rate of nil; dividend yield of nil; and, the exercise price of the respective warrant.

21.     Share-based payment reserve

Share-based payment reserve is comprised of:

	August 31,	May 31,
	2017	2017
Balance, beginning of period	$3,229,929	$1,723,903
Amounts deducted from share-based payment reserve in respect of stock options exercised during the period	(19,712)	(558,183)
Amounts charged to share-based payment reserve in respect of share-based compensation	2,440,112	2,064,209
Balance, end of the period	$5,650,329	$3,229,929

22.     Stock options

The Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The maximum number of common shares reserved for issuance of stock options that August be granted under the plan is 10% of the issued and outstanding common shares of the Company. The options granted can be exercised for up to a

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

maximum of 10 years and vest as determined by the Board of Directors. The exercise price of each option August not be less than the market price of the common shares on the date of grant.

The Company recognized a share-based compensation expense of $ 2,440,112 during the three months ended August 31, 2017 (2016 - $ 203,095). The total fair value of options granted during the period was $ 3,103,674 (2016 - $ 354,669).

	August 31, 2017		May 31, 2017
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
Outstanding, beginning of the period	5,926,001	$1.99	4,975,000	$0.84
Exercised during the period	(31,419)	1.20	(1,121,999)	1.05
Issued during the period	1,265,000	5.28	2,253,000	3.99
Cancelled during the period	(3,713)	1.09	(180,000)	1.09
Outstanding, end of the period	7,155,869	$2.58	5,926,001	$1.99
Exercisable, end of the period	4,806,029	$2.00	3,919,542	$1.36

In June 2017, the Company issued 250,000 stock options at an exercise price of $ 5.44 per share, exercisable for 5 years to officers of the company. 83,333 vest immediately and the remainder vest over 2 years.

In July 2017, the Company issued 1,015,000 stock options at an exercise price of $ 5.24 per share, exercisable for 3 years to employees, officers and consultants of the company. 688,333 vest immediately and the remainder vest over 2 years.

The outstanding option details of the Company are as follows:

Expiry date	Exercise price	Number of options	Vested and exercisable
November 2017	$ 1.10	30,000	30,000
December 2017	$ 1.10	650,000	114,240
October 2018	$ 1.17	20,000	13,333
November 2018	$ 1.49	20,000	20,000
December 2018	$ 1.30	170,000	170,000
April 2019	$ 1.67	30,000	30,000
June 2019	$ 0.60	2,500,000	2,500,000
September 2019	$ 3.00	75,000	36,465
October 2019	$ 3.49 – 3.70	70,000	56,666
November 2019	$ 3.90	994,867	328,023
December 2019	$ 5.25	500,000	166,665
January 2020	$ 5.72	45,000	14,998
April 2020	$ 7.92	140,000	44,999
July 2020	$ 5.24	1,015,000	705,642
September 2020	$ 0.85	185,000	185,000
November 2020	$ 1.19	50,000	50,000
June 2021	$ 1.40	271,002	176,665
June 2021	$ 1.48	30,000	30,000
June 2022	$ 5.44	250,000	83,333
July 2021	$ 1.64	110,000	50,000
Balance at August 31, 2017	$ 2.57	7,155,869	4,806,029

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

The Company used the Black Scholes option pricing model to determine the fair value of options granted using the following assumptions: risk-free rate of 0.44-1.56% on the date of grant; expected life of 3 and 5 years; volatility of 62-70% based on comparable companies; forfeiture rate of 5%; dividend yield of nil; and, the exercise price of the respective option.

23.     General and administrative expenses

	For the three months ended August 31,
	2017	2016
Executive compensation	$306,030	$212,309
Consulting fees	94,421	44,765
Office and general	553,523	291,144
Professional fees	216,641	106,007
Salaries and wages	407,731	224,648
Travel and accommodation	136,393	72,566
Rent	20,478	8,153
	$1,735,217	$959,592

24.     Share-based compensation

Share-based compensation is comprised of:

	For the three months ended August 31,
	2017	2016
Amounts charged to share-based payment reserve in respect of
share-based compensation	$2,440,112	$203,095
Share-based compensation accrued in the prior period	(44,000)	—
Share-based compensation issued on behalf of a related party	(31,708)	—
Shares for services compensation	112,500	—
Deferred share units expensed in the period	31,997	—
Total share-based compensation	$2,508,901	$203,095

During the period, the Company issued 4,860 deferred share units to certain directors of the company, under the terms of the Company’s Deferred Share Unit Plan.

25.     Finance income, net

Finance income, net, is comprised of:

	For the three months ended August 31,
	2017	2016
Interest income	$815,871	$144,626
Interest expense	(336,152)	(48,552)
	$479,719	$96,074

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

26.     Unrealized gain on long-term investments

Unrealized gain on long-term investments for the three months ended August 31, 2017 is comprised of:

			Realized gain	Change in fair
Investment	Proceeds	Cost	(loss) on disposal	value	Total
Level 1 on fair value hierarchy
Realized gain — sale of shares	$—	$—	$—	$—	$—
Long-term investments (Note 15)	—	—	—	19,081,556	19,081,556
Three months ended August 31, 2017	$—	$—	$—	$19,081,556	$19,081,556

27.     Earnings per share

The calculation of earnings per share for the three months ended August 31, 2017 was based on the net income attributable to common shareholders of $15,040,168 (2016 — $ 895,269) and a weighted average number of common shares outstanding of 138,711,674 (2016 — 73,784,801) calculated as follows:

	2017	2016
Basic earnings per share:
Net income for the period	$15,040,168	$895,269
Average number of common shares outstanding during the period	138,711,674	73,784,801
Earnings per share	$0.11	$0.01

	2017	2016
Diluted earnings per share:
Net income for the year	$15,040,168	$895,269

Average number of common shares outstanding during the period	138,711,674	73,784,801
“In the money” warrants outstanding during the period	2,552,470	5,133,469
“In the money” options outstanding during the period	4,467,356	3,156,954
	145,731,500	82,075,224
Earnings per share	$0.10	$0.01

28.     Change in non-cash working capital

Change in non-cash working capital is comprised of:

	For the three months ended
	August 31,
	2017	2016
Decrease (increase) in accounts receivable	$(436,264)	$(760,831)
Increase in other receivables	(1,688,867)	(66,099)
Decrease (increase) in inventory, net of fair value adjustment	(3,217,431)	(180,300)
Decrease (increase) in biological assets, net of fair value adjustment	2,194,023	195,143
Increase in prepaid assets	(1,139,119)	(156,724)
Increase (decrease) in accounts payable and accrued liabilities	(1,213,950)	1,413,355
	$(5,501,608)	$444,544

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

29.               Financial risk management and financial instruments

Financial instruments

The Company has classified its cash and cash equivalents, marketable securities and long-term investments, with the exception of the debentures in CannaRoyalty Corp., Copperstate Farms Investors, LLC and HydRx Ltd. (d/b/a Scientus Pharma) and embedded derivatives as fair value through profit or loss, accounts receivable and other receivables as loans and receivables, and accounts payable and accrued liabilities, promissory notes payable, and long-term debt as other financial liabilities. The debentures in CannaRoyalty Corp., Copperstate Farms Investors, LLC and HydRx Ltd. (d/b/a Scientus Pharma) are accounted for on an amortized cost basis.

The carrying values of accounts receivable and other receivables, accounts payable and accrued liabilities, and promissory notes payable approximate their fair values due to their short periods to maturity.

The Company’s long-term debt of $32,019,235 is subject to fixed interest rates. The Company’s long-term debt is valued based on discounting the future cash outflows associated with the long-term debt. The discount rate is based on the incremental premium above market rates for Government of Canada securities of similar duration. In each period thereafter, the incremental premium is held constant while the Government of Canada security is based on the then current market value to derive the discount rate. The fair value of the Company’s long-term debt in repayment as at August 31, 2017 was $31,863,057.

Fair value hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. Cash and cash equivalents are Level 1. The hierarchy is summarized as follows:

Level 1	quoted prices (unadjusted) in active markets for identical assets and liabilities
Level 2	inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
Level 3	inputs for assets and liabilities not based upon observable market data

	Level 1	Level 2	Level 3	August 31, 2017
Financial assets at FVTPL
Cash and cash equivalents	$38,229,855	$—	$—	$38,229,855
Marketable securities	80,501,420	—	—	80,501,420
Embedded derivatives	—	—	5,155,750	5,155,750
Long-term investments	12,455,408	—	38,047,222	50,502,630
	$131,186,683	$—	$43,202,972	$174,389,655

	Level 1	Level 2	Level 3	May 31, 2017
Financial assets at FVTPL
Cash and cash equivalents	$79,910,415	$—	$—	$79,910,415
Marketable securities	87,346,787	—	—	87,346,787
Embedded derivative	—	—	173,000	173,000
Long-term investments	14,946,235	—	12,841,343	27,787,578
	$182,203,437	$—	$13,014,343	$195,217,780

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

The following table presents the changes in level 3 items for the periods ended August 31, 2017 and August 31, 2016:

	Unlisted equity	Trading
	securities	derivatives	Total
Opening balance August 31, 2016	$1,560,200	$—	$1,560,200
Acquisitions	12,593,940	173,000	12,766,940
Disposals	(50,000)	—	(50,000)
Reclassification to Level 1	(1,510,200)	—	(1,510,200)
Unrealized gain on fair value	247,403	—	247,403
Closing balance May 31, 2017	$12,841,343	$173,000	$13,014,343
Acquisitions	5,297,496	4,450,000	10,215,996
Disposals	—	—	—
Reclassification to Level 1	(2,000,000)	—	(2,000,000)
Unrealized gain on fair value	21,908,383	532,750	22,441,133
Closing balance August 31, 2017	$38,047,222	$5,155,750	$43,671,472

Investments in Scythian Biosciences Inc. originally classified as a level 3 investments were reclassified subsequent to the investee going public.

Financial risk management

The Company has exposure to the following risks from its use of financial instruments: credit risk; liquidity; currency rate; and, interest rate price risk.

(a)         Credit risk

The maximum credit exposure at August 31, 2017 is the carrying amount of cash and cash equivalents, marketable securities, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Canadian financial institutions. Marketable securities are placed with major Canadian investment banks and are represented by investment grade corporate bonds.

The Company mitigates its credit risk and volatility on its marketable securities through its investment policy, which permits investments in Federal or Provincial government securities, Provincial utilities or bank institutions and Investment grade corporate bonds.

	Total	0-30 days	31-60 days	60-90 days	90+ days
Trade receivables	$1,261,775	$915,757	$233,625	$6,531	$105,862
		73%	18%	1%	8%

(b)         Liquidity risk

As at August 31, 2017, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which has contractual maturity dates within one year, promissory note payable, which has a contractual maturity within 15 months and long-term debt, which has contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at August 31, 2017, management regards liquidity risk to be low.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

(c)         Currency rate risk

As at August 31, 2017, a portion of the Company’s financial assets and liabilities held in USD consist of marketable securities, convertible notes receivable, long-term investments and a promissory note payable. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Canadian dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as Management has determined that this risk is not significant at this point in time.

(d)         Interest rate price risk

The Company manages interest rate risk by restricting the type of investments and varying the terms of maturity and issuers of marketable securities. Varying the terms to maturity reduces the sensitivity of the portfolio to the impact of interest rate fluctuations.

(e)         Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its cash and cash equivalents and marketable securities as capital.

30.     Commitments

The Company has a lease commitment until December 31, 2018 for rental of office space from a related party. The Company has an option to extend this lease for two additional 5 year periods. In July of 2016, the Company terminated its lease of greenhouse and warehouse property in conjunction with the acquisition of the 265 Talbot Street West property. The Company has a lease commitments for the use of two motor vehicles expiring September 2019 and August 2020 in the amounts payable of $ 9,313 and $ 19,599, respectively, annually and leased office space in Toronto for $ 4,500 per month until September 2017. In April of 2017, the Company indemnified the landlord of the office space leased by Liberty Health Sciences Inc. (formerly DFMMJ Investments, Ltd.). As disclosed in note 15, the Company has agreed to contribute an additional $ 1,300,000 to Green Acre Capital Fund. The Company has committed purchase orders outstanding at August 31, 2017 related to capital asset expansion of $42,449,735, of which $38,382,048 are expected to be paid within the next year. Minimum payments payable over the next five years are as follows:

Periods ending August 31,
2018	$38,748,171
2019	5,107,502
2020	17,966
2021	—
2022	—
$43,873,639

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2017 and August 31, 2016

(Unaudited)

31.     Subsequent events

On September 28, 2017 the Company received full repayment on the outstanding note receivable (note 10).

On September 29, 2017 the Company received approval for its recently completed four Level 9 vaults, each with a maximum allowable storage capacity of 3,125 kgs.

On October 6, 2017, Nuuvera Corp., a Level 3 fair value hierarchy investee, announced its plan to complete a reverse takeover (“RTO”) with Mira IX Acquisition Corp.